Exhibit 7.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the Class A common stock, par value of US$0.001 per share of Cinedigm Corp, a Delaware corporation whose principal place of business is in New York, New York, shall be filed on behalf of the undersigned.

January 12, 2021

BeiTai Investment Limited

By:	/s/ Jian Wang	/s/ Jian Wang
Name:	Jian Wang	Jian Wang
Title:	Director and Sole Shareholder